

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
M. Kirk Scott
Chief Financial Officer
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado  80202

**Re:    Dividend Capital Total Realty Trust Inc.**
**Registration Statement on Form S-11**
**Filed August 3, 2011**
**File No. 333-175989**

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2010, and have issued comments in connection with that review.  Please note that we will not be in a position to clear your Registration Statement on Form S-11 until you have resolved all comments raised on the Form 10-K.

2.    Please update your financial information.

3.    Please revise the prospectus to address the comments raised in our August 17, 2011 comment letter relating to your Form 10-K, to the extent applicable.

4.    Please advise us how you intend to account for the deferred distribution and dealer fees.

5.      Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

6.      We note that you intend to engage a valuation firm to assist with the valuations of your properties.  Please advise us whether the value of your property portfolio that will be disclosed in the prospectus in the future will simply reflect the sum of the valuations performed by this valuation expert, or will reflect the estimate of the board or the advisor, which will be based on the appraisals and reports of the valuation firm.  If the former, please provide us an analysis as to the application of Section 7(a) and Rule 436 of the Securities Act.

7.      Please provide us a sample of the valuation disclosure format you will periodically provide in the prospectus.

Prospectus Summary, page 1

8.      Please add a brief description of your valuation process.

Class W and Class I Shares of Common Stock, page 1

9.      Please expand this section to explain the significant similarities and differences between your three classes of shares, including with respect to allocation of profits, assets, liabilities, voting rights and rights in the event of a liquidation.

Distribution Policy, page 10

10.     Please expand this section to compare distributions declared or paid to earnings or FFO for the same period.

Due to Daily Fluctuations in Our NAV…, page 20

11.     We note that investors will know the current NAV per share, but not the NAV per share they will pay, which will not be computed at the end of the business day they make an investment decision.  To the extent there is a significant difference between the current NAV known at the time of the investment decision and the NAV used to determine the offering price, please advise us of the Section 12(a)(2) implications for the registrant. Refer to Rule 159.  We may have further comment.

M. Kirk Scott
Dividend Capital Total Realty Trust Inc.
August 22, 2011
Page 3

Estimated Use of Proceeds, page 47

12.    Please revise footnote one to state that this figure excludes distribution fees and dealer
       fees that will be paid over time.

Share Redemptions, page 99

13.    Please confirm to us that your reference to "applicable requirements and guidelines" does
       not include your programs share limits.  Otherwise, please revise the disclosure to
       identify the amount of requests that were not accepted because of the share limitation.

NAV and NAV Per Share Calculation, page 94

14.    We note your disclosure of net asset value.  With a view to disclosure, please provide us
       an analysis regarding your calculation of net asset value, including:
       - the specific valuation methods relied upon, and a description of the key
         assumptions used in such methods;
       - a range of the key assumptions actually used;
       - the detailed explanation of the extent to which the independent valuation firm
         assisted in the valuation, including the determination of the range of assumptions
         used;
       - a break-out of each of the major sub-items valued, including the property portfolio
         and the debt-related assets portfolio; and
       - the capitalization rate of the property portfolio implied by the value assigned the
         property portfolio, based on the portfolios historical net operating income for the
         12-months preceding the valuation date.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

       - should the Commission or the staff, acting pursuant to delegated authority, declare the
         filing effective, it does not foreclose the Commission from taking any action with respect
         to the filing;

       - the action of the Commission or the staff, acting pursuant to delegated authority, in
         declaring the filing effective, does not relieve the company from its full responsibility for
         the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:     Robert H. Bergdolt, Esq.
        Via E-mail